SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 13)*

Lions Gate Entertainment Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

535919203

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919203	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,278,176
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,278,176
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,278,176
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 535919203	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,297,050
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,297,050
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,297,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 535919203	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,297,050
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,297,050
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,297,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 535919203	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,261,899
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,261,899
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,261,899
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 535919203	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,299,288
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,299,288
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,299,288
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 7 of 9 Pages

Page 8 of 9 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 13, the Schedule 13D filed on March 18, 2009 (the “Original Schedule 13D”), which was amended on July 13, 2009 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on September 17, 2009 by Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”), on October 26, 2009 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on July 21, 2010 by Amendment No. 4 to the Original Schedule 13D (“Amendment No. 4”), on July 30, 2010 by Amendment No. 5 to the Original Schedule 13D (“Amendment No. 5”), on January 10, 2011 by Amendment No. 6 to the Original Schedule 13D (“Amendment No. 6”), on September 1, 2011 by Amendment No. 7 to the Original Schedule 13D (“Amendment No. 7”), on September 8, 2011 by Amendment No. 8 to the Original Schedule 13D (“Amendment No. 8”), on September 15, 2011 by Amendment No. 9 to the Original Schedule 13D (“Amendment No. 9”), on October 17, 2011 by Amendment No. 10 to the Original Schedule 13D (“Amendment No. 10”), on January 19, 2012 by Amendment No. 11 to the Original Schedule 13D (“Amendment No. 11”) and on February 6, 2012 by Amendment No. 12 to the Original Schedule 13D (“Amendment No. 12” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11, the “Schedule 13D”), and relates to common shares, no par value per share (the “Common Shares”), of Lions Gate Entertainment Corp. (the “Issuer”). The securities reported herein were previously reported on Schedule 13G, filed on August 19, 2005, as amended on January 26, 2006, June 22, 2007, February 14, 2008, September 22, 2008 and March 9, 2009. Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 12.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

In connection with the proposed sale of Common Shares by certain selling securityholders pursuant to that certain registration statement on Form S-3 filed with the SEC on May 10, 2012 (the “Secondary Offering”), on May 10, 2012, Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners III, Fund Management and Dr. Rachesky (collectively, the “MHR Group”) entered into that certain agreement (the “Waiver”), whereby the MHR Group agreed to waive rights to sell Common Shares in the Secondary Offering that the MHR Group holds pursuant to that certain registration rights agreement, dated as of October 22, 2009, between the MHR Group and the Issuer.

The foregoing discussion of the Waiver is qualified in its entirety by reference to the full text of the Waiver, which is attached as Exhibit 1 of Item 7 to this Statement and incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) is hereby amended and restated as follows:

(c) The following table describes transactions in the Common Shares that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5:

Transaction Date	Persons Named in Item 5(a)	Shares Acquired	Price Per Share	Description & Transaction
April 2, 2012	Dr. Rachesky	4,592	$0	Director Share Grant

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 above and Exhibit 1 of Item 7 to this Statement is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

1. Waiver, dated as of May 10, 2012, executed by Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners III, Fund Management and Dr. Rachesky.

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 14, 2012	MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Mark H. Rachesky
Name: Mark H. Rachesky
Title: President

MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC, its General Partner

	By:	/s/ Mark H. Rachesky
Name: Mark H. Rachesky
Title: President

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Mark H. Rachesky
Name: Mark H. Rachesky
Title: President

MHR FUND MANAGEMENT LLC

	By:	/s/ Mark H. Rachesky
Name: Mark H. Rachesky
Title: Managing Principal

MARK H. RACHESKY, M.D.

	By:	/s/ Mark H. Rachesky